SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form N-SAR  |_| Form N-CSR

         For Period Ended:  June 30, 2007

|_| Transition Report on Form 10-K         |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F         |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K


         For the Transition Period Ended:
                                          --------------------------------------

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             Registrant Information

Full name of registrant:  Natural Nutrition, Inc.
Former name if applicable:  CSI Business Finance, Inc.

Address of Principal Executive Office (Street and number): 109 North Post Oak Lane, Suite 422

City, state and zip code:  Houston, Texas 77024


                                     Part II
                             Rule 12b-25 (b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                                                                     FORM 12b-25


|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to an acquisition of a Canadian subsidiary on May 31, 2007, circumstances have caused a delay in preparing the financial statements for the quarter ended June 30, 2007. The Registrant respectfully requests an extension of the filing of its Annual Report on Form 10-QSB for the period ended June 30, 2007.

                                     PART IV
                                Other Information

         1. Name and telephone number of person to contact in regard to this notification:

            Timothy J. Connolly          (713)             621-2737
       ------------------------------------------------------------------
                    (Name)            (Area code)     (Telephone number)

         2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

         3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |_| Yes |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                                                     FORM 12b-25


                             NATURAL NUTRITION, INC.
                             -----------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  August 15, 2007                         By: /s/ Timothy J. Connolly
                                                       -------------------
                                                       Timothy J. Connolly, CEO


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).




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